UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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KULICKE AND SOFFA INDUSTRIES, INC.
(Exact Name of Registrant as Specified in Charter)

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Pennsylvania	000-00121	23-1498399
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

23A Serangoon North Avenue 5, #01-01 K&S Corporate Headquarters, Singapore	554369
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 784-6000

N/A
(Former Name or Former Address, if Changed Since Last Report)
____________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Item 1.01 Conflict Minerals Disclosure

Conflict Minerals Determination

The products named in the Equipment List below were either manufactured by Kulicke and Soffa Industries, Inc. (“K&S” or the “Company”) or contracted by the Company to be manufactured. The listed products may contain conflict minerals necessary to their functionality or production.
With regard to the conflict minerals used in the products named in the Equipment List, pursuant to Rule 13p-1 under the Securities Exchange Act, the Company has conducted in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo (the “DRC”) or an adjoining country or are from recycled or scrapped sources.
For the initial year of reporting, and after conducting the inquiry described herein, the Company focused its due diligence process on Equipment (see Exhibit 1.02) that contributed to 80% of the sales from our Equipment segment for the year ended December 31, 2013. The tantalum, tin, tungsten and gold ("3TG") analysis of the corresponding spares for the Equipment under study has also been completed. The Company plans to analyze the remaining 20% of the Equipment volume (and the corresponding spares) in future periods.
On average, of the 80% of Equipment sold by the Company, about 50% of raw materials, components and sub-assemblies do not contain any 3TGs. The remaining approximately 50% of the constituent raw materials, components and sub-assemblies either (a) contain 3TGs or (b) are as yet undeterminable at this stage of our analysis.
In addition, there are certain legacy spare parts pertaining to discontinued Equipment products, that constitute about 4% of the Company's total sales. These have been excluded in the due diligence process as these are discontinued products and the proportion of sale of such spares will further decline in the coming years.
The results of the Company’s reasonable country of origin inquiry can be found in the Company’s Conflict Minerals Report. A copy of Kulicke and Soffa Industries, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.kns.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing.

Our complete list of Equipment segment products analyzed by the Company is shown in the table below:

Business Unit	Product Name (1)	Typical Served Market

Ball bonders:
	IConnPS	Advanced and ultra fine pitch applications

	IConnPS Plus	Advanced and ultra fine pitch applications

	IConnPS LA	Large area substrate and matrix applications

	IConnPS Plus LA	Large area substrate and matrix applications

	IConnPS ProCu	High-end copper wire applications demanding advanced process capability and high productivity

	IConnPS ProCu Plus	High-end copper wire applications demanding advanced process capability and high productivity

	IConnPS ProCu LA	Large area substrate and matrix applications for copper wire

	IConnPS ProCu Plus LA	Large area substrate and matrix applications for copper wire

	ConnXPS Plus	High productivity bonder for low-to-medium pin count applications

	ConnXPS LED	LED applications

	ConnXPS VLED	Vertical LED applications

	ConnXPS Plus LA	Cost performance large area substrate and matrix applications

Wedge bonders
	3600Plus	Power hybrid and automotive modules using either heavy aluminum wire or PowerRibbon®

	3700Plus	Hybrid and automotive modules using thin aluminum wire

	PowerFusionPS TL	Power semiconductors using either aluminum wire or PowerRibbon®

	PowerFusionPS HL	Smaller power packages using either aluminum wire or PowerRibbon®

(1) Power Series (“PS”)

Our Engineering team analyzed each part in the Bill of Materials ("BOM") of the selected products for presence of 3TGs. If the part did not contain 3TGs, there was no further action taken and the Company's database was updated. The drawing and data sheet and material composition were examined. The following is a flow chart illustrating the approach that the Engineering team took:
Each part was listed in a file as per the below example:
The file listed each item by part number, a description of the part, the material contained in the part, the finishing of the part, a column for each 3TG item, and a course of action. Under the 'Action' column, it was noted "Yes" if the part contained 3TGs or was undeterminable, and "No" if there was no presence of 3TGs. If it was established that the item did contain 3TGs or was undeterminable, the part was referred to the Supply Chain department for further analysis.
Supply chain and efforts to determine country of origin
The Supply Chain team linked each part to the purchasing function to identify the supplier of the material, component or sub assembly. Standard communication templates were forwarded to our direct suppliers ("Tier-1 suppliers"). The Company based the survey on the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) Template (the "Template") to establish the source of the 3TGs for each of the items that were identified to contain 3TGs. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to the Company’s supply chain. The Template included questions regarding the Company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters that the Company and its suppliers use. In addition, the template contained questions about the origin of conflict minerals included in their products, as well as the suppliers' due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Company understands that the Template is being used by many companies in their due diligence processes related to conflict minerals.
The Conflict Minerals document package sent to the Company's Tier-1 suppliers contained the following:

•	Supplier Letter - Notification to suppliers that K&S is subject to Section 1502 of the Dodd-Frank Act, that K&S needs to comply and that their cooperation is requested.

•	K&S Conflict Minerals Policy

•	Conflict Minerals K&S Training Presentation

•	Conflict Minerals Reporting Template
Standard communication documents were intended to be communicated through the Supply Chain to sub-suppliers.

Suppliers were expected to respond as follows:
•Acknowledge the receipt of the request
•Understand the Conflict Minerals and K&S requirements
•Perform due diligence on their supply chains to identify the smelter sources
•Consolidate the sub-suppliers responses and integrate them into their responses
•Submit the completed and signed Template to K&S within the requested time frame.
A tracking system was implemented to monitor supplier response performance and due diligence progress. The responses received from suppliers were validated, and suppliers reporting 3TG items being purchased from the DRC or its adjoining countries were flagged and a risk mitigation strategy was developed for those suppliers.
The Company also held a Supplier Day in July 30, 2013 for all of its Tier-1 suppliers to explain the requirements of the Conflict Minerals disclosure subsequent to the distribution of the standard communication documents. We invited our Tier-1 suppliers and about 30 suppliers attended. Presentations were made to the suppliers detailing the requirements of the Conflict Minerals rule and K&S policy. Our standard Conflict Minerals package was given to suppliers to take away and review. We mailed our Conflict Minerals package with a request for acknowledgment of receipt to those suppliers who did not attend.
We rely on our Tier-1 suppliers to provide information on the origin of the 3TGs contained in components and sub-assemblies supplied to us - including the sources of 3TGs that are supplied to them by their sub-suppliers. However, contracts with our suppliers are usually in force for three to five years or more and typically, we cannot unilaterally impose new contract terms and flow-down requirements, such as those required by our Conflict Minerals Policy, midway through such contracts, although we attempt and encourage our suppliers to adhere to those terms, if possible.
As we enter into new contracts, or when our existing contracts come up for renewal, we are adding a clause to require our suppliers to declare their compliance per the Template and any other SEC requirements. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sub-suppliers upstream from our direct suppliers.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as an exhibit to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KULICKE AND SOFFA INDUSTRIES, INC.

Date: May 30, 2014	By:	/s/ JONATHAN CHOU
Jonathan Chou
Senior Vice President, Chief Financial Officer and Principal Accounting Officer